Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly Traded Company NIRE 35300010230 ITAÚ UNIBANCO CODE OF ETHICS AND CONDUCT SUMMARY 1- OUR CORPORATE IDENTITY • Corporate governance • Sustainability • Laws, rules and regulations • Work Relations 2 – INTERACTIONS WITH OUR STAKEHOLDERS • Clients and users • Shareholders and investors • Suppliers • Competitors • Public sector and government relations • Third sector • Media • Community 3- GOOD FAITH AND OUR PROFESSIONAL CONDUCT 4- HOW WE MANAGE CONFLICTS OF INTEREST • Information and know-how • Relatives and proximity relations • Out-of-office activities and companies • Gifts and contributions Code of Ethics and Conduct scope, management and use • Questions and exceptions • The Itaú Unibanco Code of Ethics and Conduct • Channels for guidance and reporting • Disciplinary actions

1-Our corporate identity We are a company focused on client satisfaction, growth and efficiency, based on ethical business conduct, transparency and sustainable development, in all countries where we are present. Just as the personality traits of a person make him or her an individual, every lasting organization has a corporate identity that makes it unique. Itaú Unibanco is an organization that prides itself in doing business with integrity and ethics. Therefore, we strive to establish long-lasting relationships with our stakeholders, value the perennial satisfaction of our clients, we assess the impacts of our activity on society, we conduct business with integrity and transparency, and employ practices that contribute to the creation of shared value. These traits of Itaú Unibanco’s identity are incorporated in our organizational culture and in the guidelines and practices described below. Corporate governance. We align the activities, businesses, and operations of the companies that are part of our organization with the Purpose, Vision, Culture and principles laid out in this Code, as well as with the needs of our stakeholders and the other commitments set forth in our policies. For more information on the subject, please refer to our policies regarding, Corporate Governance, Prevention and Fight Against Illegal Acts, Anticorruption, Governmental and Institutional Relations,Compliance, and Integrated Operational Risk Management and Internal Controls. To access the policies mentioned above, go to: https://www.itau.com.br/relacoes-com-investidores/en/>Itaú Unibanco > Corporate Governance > Regulatory and policies. At international units, check local policy platforms or contact your Compliance Officer. Sustainability Business and sustainability go hand in hand and this is not a new topic for us. Our ESG (Environmental, Social and Governance) strategy is the result of maturing governance structures and processes for sustainability, which has allowed us to internalize social, environmental and climate issues and trends in our activities and processes. In the evolution of this journey, we have adopted solid commitments to the great challenges of today, in order to guarantee transparency and efficiency in the conduct of our business and in the impacts we generate, including the public commitment to promote the creation of an integrity and ethical financial ecosystem, aligned with the sustainable development agenda. >> To learn more about the subject, consult our policy and access the sustainability website: >> Social, Environmental and Climate Responsibility Policy. https://www.itau.com.br/sustentabilidade At international units, check local policy platforms or contact your Compliance Officer. Laws, rules and regulations. We comply with the laws, rules and regulations of the countries in which we do business, working with rigor, clarity and promptly in the responses and reports to regulators, including reports made by business, risk or audit departments. We maintain policies and practices for preventing and fighting all forms of corruption, such as bribery, influence peddling, improper favors, and transnational corruption, in accordance with Brazilian Federal Law No. 12,846 of 08/01/2013 and other international laws, as well as money laundering and/or providing 2 financial support to terrorists or committing fraud or other criminal or unlawful acts, in addition to keeping up to date with training and certification requirements that apply to the work routine of employees. We follow the ethical and self-regulatory guidelines of the business associations to which we are affiliated. We promote, among our management and employees, the perception that laws, rules and regulations do not address the ethical considerations of every situation. Therefore, we encourage reflection, from an ethical point of view, on how our actions influence our stakeholders, society, and the environment, and not only from a legal perspective. Work relations. We encourage diversity and understand that we need to be as diverse as the public that interacts with us. Thus, in our activities we promote an environment open to different points of view, encouraging our employees to express themselves in a transparent and authentic way, always seeking an organizational climate with respect, trust and continuous learning. In addition to promoting and respecting human rights and laws that promote diversity, inclusion and equity, we also adopt policies and practices to encourage diversity and prevent and combat all types of discrimination, harassment, prejudice and degrading working conditions. We also provide equal opportunities for access to work, development and professional growth through processes and training. That said: â–ª Our compensation, promotion and recognition practices are based on meritocracy criteria. â–ª We promote and offer training programs and professional courses, as well as workplace health and safety education. â–ª We guarantee our employees’ right to collective bargaining and to freely pursue political, religious and labor union associations. 2- Interactions with our Stakeholders During our daily business activities, we interact with many different audiences, including clients, users, shareholders, investors, suppliers, competitors, government agencies, the third sector, the media, our employees and society. In every interaction, we seek to share values and actions that will promote the common good and sustainable development. We believe that having shared values is beneficial to all parties involved, ensuring the continuity of their relationships. For that reason, we encourage dialogue and cooperation with our audiences and seek to harmonize their interests with our own. We welcome their suggestions and criticisms to improve our performance, just as we answer their questions diligently and correctly, and continuously seek to improve our products and services, as well as our relationships. In this way, we strive to transform our customer services into opportunities for creating value. Clients and users. Clients and users of our products and services are our reason for being, that’s why we act with responsibility, transparency and diligence, with the aim of meeting their needs and exceeding their expectations. We seek a lasting, cooperative and balanced relationship that results in a convergence of interests and for that we need to provide the best experience to our clients and all users of our services. We place them at the center of our activities to identify and meet their needs and expectations, and to constantly improve our actions. This is our way of operating in the banking and services industry. 3

Examples of necessary conduct >> Respect their freedom of choice by providing them with clear, accurate and timely information so that they may make informed decisions. >> Value our clients’ diversity and their vulnerabilities, while paying special attention to offering them products and services that are adequate to their various profiles and objectives. >> Make available to our clients and users secure service channels prepared to receive and promptly resolve their requests, complaints and suggestions, offering fair and equitable treatment to clients and users in solving their demands. Examples of unacceptable conduct >> Offer products that are inappropriate to the profile and needs of the clients or user of products and services, mislead them, omit relevant information, condition the “cross selling of products” or other means of forcing or coercing clients into doing business. >> Complete the sale of products or services without the definitive and formal agreement of the client. >> Disseminate unfounded information, advise or negotiate based on rumors or unreliable or unlawful data, which may lead to losses for the parties involved. >> Discriminate, exclude or restrict clients based on gender, culture or ethnicity, race or color, social status, religion, belief, age, marital status, sexual orientation, gender identity, family status, nationality, political or philosophical beliefs, genetic condition or health, permanent or temporary physical characteristics, disability, or for any other reason. For more information on the subject, please refer to our Institutional Policy on Client Relations and Users of Financial Products and Services. At international units, check local policy platforms or contact your Compliance Officer. Shareholders and investors. Itaú Unibanco preserves the specific interests of shareholders and investors. Examples of necessary conduct >> Provide clear, accurate and objective information to support informed decisions, thereby increasing the company’s transparency. >> Prepare financial and accounting reports for the regulators to convey the relevant information in a rigorous and clear manner and support appropriate decision-making. >> The exercise of Corporate Governance in a transparent, objective and impartial manner, monitoring and mitigating potential conflicts of interest between shareholders, managers and Itaú Unibanco. >> Comply with the policies and norms for negotiating the company’s stock and securities (whether controlling or controlled companies), and for publishing the relevant information in accordance with corporate policies. >> Prevent the disclosure of confidential and/or restricted information, as well as trading in securities transactions based on privileged information. Examples of necessary conduct >> Close a business deal or conduct an operation in a way that exclusively serves the individual interests of shareholders, managers or third parties, given that such actions constitute an abuse of power. >> Benefit from privileged information in the purchase or sale of financial assets (stocks, securities, etc.), either directly or through third parties. 4

>> Divulge or provide, in a non-equitable manner, any information that is not in the public domain and may influence our investors’ decision making. Suppliers. Companies like Itaú Unibanco, along with their suppliers, service providers and business partners, form value chains. Our responsibility is therefore as extensive as our relationship network. Examples of necessary conduct >> Adopt objective, transparent, honest and impartial criteria in selecting and hiring our suppliers, service providers and business partners, fostering ethics in all our relationships and never allowing for any kind of favoritism. >> Support the sustainable development of suppliers, promoting dignified work conditions, fair competition and compliance with legal requirements and those set out in Itaú Unibanco’s policies, with special emphasis on fighting illegal or criminal practices, including corruption, influence peddling, fraud, money laundering and smuggling, among others. Examples of unacceptable conduct >> Tolerate any violation of human rights, or undignified labor (such as child labor, forced labor, or similar), unhealthy or dangerous work conditions, physical or psychological abuse, or the hiring of suppliers who do not respect the dignity of their workers or do not promote fair and impartial opportunities. >> Maintain business or personal ties with our suppliers and partners that may influence decision making and compromise our impartiality. >> Share strategic information that may compromise transparency or impartiality in our bidding processes. For more information on the subject, please refer to our Supplier Relationship Code of Conduct. To access the policy mentioned above, access: https://www.itau.com.br/fornecedores/ Competitors. Competition is essential for clients and users to be able to exercise their freedom of choice. However, we must fight against three types of conducts: >> Unfair competition (obtaining a competitive advantage through the use of unethical or illegal means, such as false claims about competitors, disrespect for the intellectual property of third parties, among others). >> The formation of cartels, which rig the market, directly harming the society in general. >> Unilateral commercial practices that harm or may harm the competitive dynamics in markets, in particular, in which we hold a significant interest. Examples of necessary conduct >> Act in accordance with the rules of free market and respect the reputation and opinions of our competitors and the intellectual property of third parties.>> Participate in business associations with a spirit of cooperation and the sole goal of improving the sectors of the economy in which we operate. 5

Examples of unacceptable conduct >> Promote and carry out any act of economic espionage or obtain information about a competitor’s plans or actions through shady or illegal means. >> Make comments that may affect the image of our competitors or contribute to spreading rumors about them. >> Discuss with our competitors sensitive issues that constitute our differentials, such as non-public terms of business strategies, competitive advantages, modeling, technologies, pricing and discount policy, others. >> Practice any kind of adjustment in price, production or distribution of products and services, or divide clients or territories, or yet withhold operations, products or services, in detriment of a free and fair competitive environment. To learn more about this, see our Corporate Antitrust Policy. To access the policies mentioned above, go to: https://www.itau.com.br/relacoes-com-investidores/en/>Itaú Unibanco > Corporate Governance > Regulatory and policies. At international units, check local policy platforms or contact your Compliance Officer. Public sector and government relations. The relationships and contacts maintained with public sector bodies and its agents, regardless of their organization, position or hierarchy, demand from us ethics, exemption, independence, transparency and strict accountability, in addition to respecting the rules governing public administration, the laws and regulations in force. Examples of necessary conduct >> Keep our corporate decisions free from partisan or ideological preferences and influences and respect the expression of opinions and political participation of administrators and employees, when made on a strictly personal basis. >> In all relationships, be aware of possible conflicts of interest and of misperceptions that others may have of our conduct, in order not to bring into question the integrity of Itaú Unibanco. >> Limit our partnerships and contributions, such as sponsorships and donations, to actions that benefit the community and aim at improving society, as an active way of exercising our corporate citizenship. >> Respect the expression of different opinions and the participation of managers and employees in politics, in a strictly personal manner and provided such practices do not explicitly represent the position of Itaú Unibanco nor constitute a veiled form of institutional support. Examples of unacceptable conduct >> Take advantage of your position at Itaú Unibanco to satisfy private interests to the detriment of the common good, offer or receive undue advantages of any nature (financial or not) or contribute to the private appropriation of public resources. >> Bribe authorities, public servants, public service licensees or candidates for elected office with gifts or undue benefits, whether to facilitate or defraud business dealings or bidding processes, or to encourage them to fulfill their legal obligations or expedite routine tasks. Such practices constitute forms of corruption and are considered criminal offenses. >> Show any kind of corporate preference through actions and statements of a political nature, which may impact relations that must remain strictly commercial. >> Make contributions, directly or indirectly, through any company of the Conglomerate, either in Brazil or abroad, to political campaigns, candidates to public office, or political parties. >> Condition eventual contributions (sponsorships, donations, etc.) to obtain undue advantages of any nature for Itaú Unibanco, for itself or for third parties. 6

To learn more about this, see our Government and Institutional Relations Policy, Anti -Corruption Policy, Sponsorship Policy and Donation Policy. At international units, check local policy platforms or contact your Compliance Officer. Third sector. Itaú Unibanco’s relationship with this sector is one of the most important aspects of our corporate citizenship, insofar as it associates economic power to social investments, and strives to build a society that is more equitable in the opportunities it provides. Examples of necessary conduct >> Build partnerships with the objective of promoting the sustainable development of society, within the limits of local legislation and in compliance with our corporate guidelines. >> Use sponsorships and donations for the social, economic, educational, cultural and environmental development of the communities with which we are associated. >> Support and encourage the social actions that Itaú Unibanco is already undertaking through its institutes and foundations. Examples of unacceptable conduct >> Form partnerships with or make contributions, such as sponsorships and donations, to third sector organizations based on relationships that are either personal or run contrary to the law or our corporate guidelines. >> Carry out social investment actions with the sole objective of making business viable or conditioning it to the purchase of products or services from Itaú Unibanco by the benefited organizations. To learn more on the subject, consult our Governance Policy for Foundations and Institutes. At international units, check local policy platforms or contact your Compliance Officer. Media. Traditional mass media, social media and social networks on the Internet are the front line in defense of freedom expression, the public interest and the plurality of opinions, all of which are essential values in the country’s democracy. Examples of necessary conduct >> Maintain an honest and independent relationship with the media, with the clear goal of helping communication outlets fulfill their purpose of correctly informing the public. >> Request assistance from the Corporate Communications Department before participating in interviews and media programs of any kind related to Itaú Unibanco’s activities, in order to avoid any misunderstandings. Examples of unacceptable conduct >> Release any information about Itaú Unibanco, or in the name of the company or its employees, through personal conversations, telephone, e-mail or social networks, with the goal of promoting news on the press or through influencers and opinion makers, without first consulting with Corporate Communications, as these situations may pose a risk to Itaú Unibanco’s image and reputation, and cause misunderstandings with our stakeholders. 7

For more information on the subject, please refer to our Press Relations and Participation in Awards and Recognitions Policy. At international units, check local policy platforms or contact your Compliance Officer. Community. As a financial institution, we recognize our role as an agent for transformation and promotion of local development. We conduct ourselves in the communities where we are present by extending local access to financial services and focusing our social investments, guided by our social, economic and environmental pillars. Examples of necessary conduct >> Promote ethics and transparency in the projects conducted by the institutions and individuals with whom we interact. >> Participate in the public policy discussions more closely related to the needs of the local population, to disseminate high social impact initiatives with good potential for implementing in scale. >> Participate in discussions, events and initiatives that contribute to improving and strengthening the community, helping develop social programs that are a good fit for the local conditions. Examples of unacceptable conduct >> Neglecting or hindering local development, failing to exercise our role as an agent of transformation. To learn more on the subject, consult our Social, Environmental and Climate Responsibility Policy. To access the policy, go to: https://www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulatory and policies At international units, check local policy platforms or contact your Compliance Officer. 3-Good faith and our professional conduct We act in good faith and take responsibility for our actions and choices. To this end, we must give others the fair treatment they expect to receive, be responsible for our actions and choices, demonstrating the good faith and honesty of our purposes, and establish an environment of trust between the parties. In addition, in order to distinguish ourselves in a highly competitive market, it is necessary to achieve superior quality standards in the services provided. Such standards depend on observing ethical principles for relation at work, on the continuous improvement of our work and the processes that support it, in addition to a motivating, mutually respectful and broadly cooperative ambient. Given the breadth of the topic, in case of doubt, we should consult the Ethics Consultancy, whose contact channel can be found at the end of this document. Examples of necessary conduct >> Exercising mutual trust, providing autonomy for individual and team work, promoting and stimulating an ambient where everyone is recognized for their particularities and contributions. 8

>> Comply with labor standards, conventions and collective agreements, avoiding excesses, unnecessary impositions and constraints. >> Share non-confidential information that may help keep others’ actions or decisions from becoming compromised. >> Know, assess and understand all types of risks (e.g. credit, market, liquidity, operational and reputational risk) that may impact our business, our customers and/or other stakeholders with whom we interact. Thus, we consciously take risks, acting on them, discussing and managing them efficiently and responsibly, respecting our ethical and business principles. >> Take care of the company’s facilities, resources, equipment, machines and other materials and work tools made available and only use them for personal purposes, in emergency cases and with extreme moderation. >> Make responsible use of the corporate credit card and other benefits provided, such as medical and dental plans, banking products and services, meal, transportation and parking vouchers, and recreation facilities, to name a few, strictly observing the rules and a willingness to collaborate. >> Respect the freedom of political, religious and trade union association. >> Follow sustainable consumption guidelines by not wasting resources, such as water, power, paper, disposables, office supplies, fuel and other materials, to protect the environment and also recycle whenever possible. >> Support and respect optional and voluntary participation in fundraisers and collection drives to purchase presents for coworkers or throw company parties, secret Santa gatherings or donation campaigns, while keeping the amounts donated confidential to maintain a healthy and friendly work environment. We recommend being prudent and sensible about the amount of money collected, in order to avoid excesses, suspicions and gossip. >> Avoid organizing raffles, betting pools or games with prizes. >> Inform our direct supervisors of any intention to run for public office, at least three months prior to filing a candidacy, to minimize disruption to the provision of services. >> Avoid losing control of personal finances, managing our personal and family finances prudently and responsibly, using financial resources conscientiously. >> Communicate any breach of this Code and related corporate policies to management, or through appropriate channels, demonstrating vigilance and a spirit of cooperation with Itaú Unibanco. Examples of unacceptable conduct >> Present personal ideas, opinions and preferences as if they were those of Itaú Unibanco, its managers or employees, as this undermines trust and the fostering of a collaborative environment. >> Use Itaú Unibanco’s name or one’s position, and consequently one’s influence, to obtain benefits or advantages of any kind for oneself or third parties. >> Discriminate or connive in the practice of discrimination against anyone, based on their gender, culture or ethnicity, race or color, social status, religion, belief, age, marital status, sexual orientation, gender identity, family situation, nationality, political or philosophical convictions, genetic or health condition, permanent or temporary physical characteristics, disability, or for any other reason, for this would be an act of intolerance and a harm to their dignity. >> Practice or tolerate moral or sexual harassment, which damages the personal integrity of the victims, results in legal consequences and creates a toxic work environment. >> Engage in bullying, which causes psychological harm to the victim and hurts workplace relations. >> Censor the freedom of expression of managers, employees or any other stakeholder, as this restricts the availability and flow of ideas and opportunities, while also harming personal relations. >> Punish or retaliate against anyone who reports in good faith to the appropriate guidance and reporting channels the occurrence of anyviolation of this Code and other corporate policies. 9

>> Buy or sell from/to other managers or employee’s goods or services at Itaú Unibanco or through corporate electronic means, for financial gain for oneself or third parties. >> Request or give personal loans to colleagues. The same must be observed in relation to clients, suppliers or business partners with whom the employee maintains a professional relation. >> Use or share non-public or confidential information or images or data for their own benefit, Itaú Unibanco’s or third parties’ benefit, or that may compromise the safety, reputation and image of Itaú Unibanco and its managers, employees and third parties. >> Talk to the press in the name of Itaú Unibanco or any of its companies, by any means, without prior authorization; only authorized personnel are prepared to properly interact with the media. >> Practice or tolerate business transactions or operations, or fail to comply with internal safety procedures, that may contribute or lead to unlawful or criminal acts (including cross-border activities), such as corruption, bribery, money laundering, funding terrorism, or fraud, as this would break the law and expose Itaú Unibanco to severe penalties. >> Behave inappropriately at company functions and internal celebrations, trips, parties and other company events, including consuming too much alcohol. To access the policies mentioned above, go to: https://www.itau.com.br/relacoes-com-investidores/en/>Itaú Unibanco > Corporate Governance > Regulatory and policies. At international units, check local policy platforms or contact your Compliance Officer. 4-How we manage conflicts of interest The exemption of our actions. Any conflict of interest may compromise our judgment and the impartiality of our actions, causing risks to Itaú Unibanco, its managers and employees. The conflict of interest can occur in several ways, such as a kinship or proximity relation, a link with a supplier or service provider, participation in associations benefited by Itaú Unibanco, participation in competing companies or with potentially competing activity, participation in commercial companies’ partnerships, offering and receiving gifts, among others. Due to this breadth of the topic, in case of any indication or doubt, we must promptly communicate it to management and consult the appropriate channels, which are independent in the assessment, confidentiality and guidance for the case. In addition to the guarantee of confidentiality, at Itaú Unibanco there is no distinction between positions, functions, hierarchies and the complexity of consultation: all doubts and questions are valid and analyzed independently in light of the law, policies and procedures. To learn more about it, see our: Conflict of Interest Procedure associated with the Corporate Policy on Integrity, Ethics and Conduct. To access the policies mentioned above, go to: https://www.itau.com.br/relacoes-com-investidores/en/>Itaú Unibanco > Corporate Governance > Regulatory and policies. At international units, check local policy platforms or contact your Compliance Officer. Information and know-how. We use our information, knowledge and intellectual property for the good of Itaú Unibanco and, when applicable and within given guidelines, for the good of our stakeholders. The way we use the available information* and know-how (e.g. knowledge, techniques, technologies, methods, systems, software, among others) can lead to positive or negative results, given that the use of such assets can impact both the business and people’s reputations. 10

* (e.g., but not limited to: customer lists, supplier lists, pricing information, contract terms, organization policies and procedures, financial statements, business or marketing plans and strategies, trade secrets, etc.) Itaú Unibanco expects its employees to protect all electronic equipment and data against intentional malicious acts committed by individuals inside or outside the company. Confidentiality and the correct treatment of non-public information (e.g. restricted, confidential and internal) are very important both professionally and personally. Examples of necessary conduct >> Be diligent in using information safety and cyber safety tools, in order to prevent the leakage of data and information and guarantee their confidentiality. >> Respect the privacy of our clients, suppliers, stakeholders, and all other audiences with whom we interact or from whom we obtain information, keeping the confidentiality of their records, information, operations and contracted services, so as not to jeopardize the trust we have earned. >> Request authorization from a director before using non-public information or know-how for external activities or in external publications, such as classes, conferences, speeches, academic papers, books, magazines and social media (social networks, podcasts, sharing video or photo, blogs, etc.), given that the disclosure or distortion of such information may cause financial losses, favor competitors or impact Itaú Unibanco’s image and business in a negative manner. Examples of unacceptable conduct >> Use non-public information belonging to Itaú Unibanco, or to any third party, for personal purposes, or divulge them to third parties without requesting prior consent from the owners of the information, or in violation of internal or external regulations, as this may harm Itaú Unibanco and its stakeholders. >> Remove copies of documents, processes, methodologies or software from Itaú Unibanco even if they were developed by a manager or an employee in his or her workplace, as this is intellectual property that belongs to the company. >> Publish on social networks any non-public information that is the property of Itaú Unibanco or any of its companies, as well as spread rumors or in any way harm the image of managers, employees, Itaú Unibanco itself, or its stakeholders. Relatives and proximity relations. Referring or hiring relatives or closely related persons is permitted; however, if this leads to potential conflicts of interest, the candidates must be evaluated by the management and the Ethics Consultancy channel. This group includes spouses, blood relatives, relatives by affinity, adopted relatives both ascendant (parents, grandparents, etc.) and descendant (children, grandchildren, etc.), lateral relatives (sisters-in-law, cousins, nephews, sons-in-law, daughters-in-law, etc.), stable partners and affective relationship partners. It is understood by closely related, for example, boyfriends or girlfriends, partners in a stable union, people who live together, etc. Examples of necessary conduct >> Inform our direct managers and the person responsible for hiring (internal or external) should we want to refer a relative or a close relation person, or even someone who is being transferred or reassigned, so any existence of conflicts and impediments can be identified. In case of doubt about the existence of a conflict of interest, the Ethics Consultancy or the Compliance Officer, in the international units, should be contacted. 11

Examples of unacceptable conduct >> Allow conflicts of interest or the practice of favoritism resulting from a familial or otherwise close relationship with managers or employees. >> The existence of a kinship or close relationship in the same branch or in similar physical locations (e.g., same platform). Important: (1) the guidelines above apply to both the hierarchical structure and the collaborative work model (communities); (2) in Brazil, kinship and proximity relationships must be registered in IU Conecta. Route: IU Conecta > for me > terms and documents [sign] > compliance [access] Out-of-office activities and companies. (Also includes personal relations with clients, suppliers, and business partners.) Any relationships between managers or employees and other companies, activities or individuals may lead to favoritism, which could tarnish or damage reputations. Examples of necessary conduct >> Inform our direct managers about any intention to join or assume roles in societies or other organizations. If there are any questions as to whether the new activity conflicts with our professional activities or with Itaú Unibanco’s activities, we must contact the Ethics Consultancy or the Compliance Officer in the international units. >> Consult the Etics Consultancy or the Compliance Officer (in the international units) before contracting or maintaining a relationship with suppliers, service providers or business partners who have a relation with administrators or employees (e.g., kinship, participation in companies, etc.) in order to assess potential situation of conflict of interest. Examples of unacceptable conduct >> Conduct business or partner with employees or companies that are Itaú Unibanco clients, suppliers, business partners, or competitors, or that maintain any form of relationship with Itaú Unibanco that may lead to conflicts of interest, without previously seeking consent from the Ethics Consultancy channel and complying with corporate guidelines, as this could otherwise raise questions. >> Work as a freelancer or as manager, employee, service provider, consultant, advisor, partner, managing partner, investing partner, technical supervisor, etc., at another organization whose activities conflict in any way with the activities of Itaú Unibanco, whether for their nature or because of time demands upon Itaú Unibanco personnel, given that such a situation could create problems and be a distraction. Gifts and contributions Itaú Unibanco is committed to do business and relationships solely on the merits of its products, services and people. Certain forms of external relationships or business practices can be labeled as means of enticement or as ways of influencing decision makers, both in relations with the public sector and with the private sector or third sector. As an example, we can mention: invitations to meals, gifts, gratuities, prizes, discounts on personal transactions, business or leisure trips, tickets to sporting events, concerts, cultural events, shows and favors of any kind. Though such benefits may be granted as a means of creating affinity between the parties or improving business relations, they can easily be construed as ways of circumventing the rules or illegitimately advancing business. 12

Examples of necessary conduct >> Prohibit the acceptance and offering of such benefits and gratuities that directly or indirectly, may lead to ties or commitments harmful to the fairness of business, unless, within the limits established by the corporate rules relating to the subject, such actions are authorized. >> Make contributions on behalf of Itaú Unibanco (sponsorships or donations) in compliance with corporate rules regarding the subject. Examples of unacceptable conduct >> Suggest, offer, give, promise or receive gifts, contributions and favors of any kind to/from any third parties, in exchange for or by way of facilitating Itaú Unibanco’s business, operations or activities, or in order to obtain undue advantages for oneself or to third parties. >> As a manager or employee of the Itaú Unibanco Equity and Procurement Departments in Brazil and the respective departments in the other units of the company, accept or offer gifts or contributions of any kind or value, even if they are just small value gift. To access the policies mentioned above, go to: https://www.itau.com.br/relacoes-com-investidores/en/>Itaú Unibanco > Corporate Governance > Regulatory and policies. At international units, check local policy platforms or contact your Compliance Officer. Code of Ethics and Conduct scope, management and use Questions and exceptions When you are faced with a question or a dilemma about how to proceed regarding a matter of the Code of Ethics and Conduct, try to answer the questions below. If you answer “yes” to the questions in “Questions 1”, and “no” to the “Questions 2”, you are on the right track. If in doubt, contact Ethics Consultancy or the Compliance Officer in the international units. Questions 1 1-Am I making this decision based on the guidelines of the Code of Ethics and Conduct and its related policies? Have I read its contents before making this decision? 2-Is this decision in accordance with the applicable legislation? Does it also respect the rights of others? 3-Will my decision help the Conglomerate and its stakeholders at the same time (e.g. customers, suppliers, partners, government, etc.)? 4- Could my decision be made public, without constraints? 5-When consulting my manager on the subject, the Ethics Consultancy or other support department, am I revealing all aspects and factors related to this fact? Questions 2 1-Am I making this decision based on what others have said, without knowing the rules or even knowing that it may not be in accordance with internal and external rules? 2-Is the decision to be taken solely for my own interests and/or those of third parties related to me? 3-If I make this decision, will I have any constraints in communicating it to my boss, co-workers, family and friends? 4-If I do not make this decision, perhaps omitting myself, could I harm the Conglomerate, an employee, or protect someone who has committed a misconduct or even an illicit act? 13

The Itaú Unibanco Code of Ethics and Conduct is a public document approved by the Board of Directors of Itaú Unibanco Holding S.A. and applicable to all administrators and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. Compliance with the Code of Ethics and Conduct and the principles and values of the Itaú Unibanco Conglomerate is ensured through a set of guidelines, processes and collegiate bodies called the Integrity and Ethics Compliance Program. This Program is provided for in the Corporate Policy on Integrity, Ethics and Conduct, which covers: >> complementary guidelines to the Code of Ethics and Conduct in relation to conduct in the relationship with the various stakeholders, situations of potential conflicts of interest and prevention of illegal acts; >> governance of the Program, including communication and training, responsibilities of the various stakeholders involved, monitoring and protection of whistleblowers; >> responsibility of the Integrity and Ethics Collegiate Bodies in defining and ensuring the application of the Program’s guidelines, and of the Audit Committee in monitoring the defined actions. More restrictive rules than this Code may be adopted by the departments or companies belonging to the Itaú Unibanco Conglomerate. In the International Units, specific local policies related to the subjects of this Code must be consulted and observed. Every administrator and employee of the Itaú Unibanco Conglomerate must annually adhere to the “Term – Integrity Policies”. Questions and reporting channels. Doubts and assessments of exceptions related to the topics of this Code of Ethics and Conduct and the Corporate Policy on Integrity, Ethics and Conduct and their procedures must be submitted to the Ethics Consultancy or to local channels at international units. In addition, if we come across a fact or a suspected violation of a guideline, law, regulation or norm, or guidance in this Code, it is up to us to promptly report the fact to the appropriate channels. The investigation will observe the following premises:>> The secrecy of the investigation will be maintained; >> Anonymity will be ensured to those who wish to do so; >> The investigation will be carried out impartially and independently; >> Complaints or accusations without consistent reasoning will be disregarded; >> Complaints or accusations in bad faith, aimed at harming someone, will be subject to disciplinary actions; >> Disciplinary actions are foreseen against any attempt at retaliation. On a daily basis, dilemmas or situations not foreseen in this Code may arise and they require an individualized assessment. If in doubt, ask! For more information about channels for questions and complaints, the whistleblower protection policy and disciplinary sanctions, consult the Corporate Policy on Integrity, Ethics and Conduct, available on the internal portals of the Conglomerate companies, or on the Investor Relations website: https://itau.com.br/relacoes-com-investidores. See below how to access the guidance and reporting channels. At international units, check local policy platforms or contact your Compliance Officer. 14

Ethics Consultancy Questions about: • Itaú Unibanco Code of Ethics and Conduct • Conflicts of interest • Ethical dilemmas • Corporate Policy on Integrity, Ethics and Conduct • Conflict of Interest Procedure • Corporate Policy on Corruption Prevention Contact information: • Internal e-mail: INTEGRITY AND ETHICS COMMITTEE box • External e-mail: comitedeintegridadeeetica@itau-unibanco.com.br Control Room Questions about personal investments: • Securities of the Conglomerate or of other companies Contact information: • Internal e-mail: CONTROL ROOM MONITORING box • External e-mail: controlroommonitoramento@itau-unibanco.com.br Whistleblowing Channel—Inspector´s Office Questions, red flags and reports about: • Fraud in electronic channels • Documentary fraud in its various forms • Corruption and bribery acts • Theft and robbery of units and extensions, customers, administrators and employees • Burglary in general • Extortion through kidnapping • Physical, personal, property and information security incidents • Misbehavior of administrators and employees Contact information: • Internal: —E-mail: Inspectorate box; —Online Inspectorate: Access via route: Automation Portal > Online Inspection or click here to access: https://intranetpre.itau/Web1/PB4/PA • External: —Corporate website: https://www.itau.com.br/atendimento-itau/para-voce/denuncia/ —Phone: 0800-723-0010—working days—from 8:30 am to 7:00 pm; —E-mail: inspetoria@itau-unibanco.com.br and fornecedores_relatos@itau-unibanco.com.br Money Laundering Prevention Questions, red flags and reports about: • Risk of money laundering or terrorist financing; • Financial incompatibility; • Atypical proposals from clients and non-clients; • Transactions that disguise ownership of the money; • Expressive movement in cash without justification or in fractions; • Suspicion of hidden partners (or dummies); 15

• Lack, omission or inaccuracy of information provided; • Mishandled cash movements (e.g. moldy, marked, damaged); • Suspicious foreign exchange transactions. Contact information: • Internal e-mail: MONEY LAUNDERING PREVENTION box • Phone: +55 (11) 2757-6753 Ombudsman Events – suspicions, reports and complaints, etc. about: • Interpersonal conflicts and conflicts of interest in the work environment Contact information: • IU Conecta: for me > Ombudsman > register • Phone: 0800 721 4040 • Internal e-mail: Ombudsman box • External e-mail: ombudsman@ombudsman.itau-unibanco.com.br • Personal contact Audit Committee Red flags and reports on: • Legal or regulatory non-compliance • Fraud and errors in auditing, accounting and internal controls Contact information: • Internal e-mail: AUDIT COMMITTEE box • External e-mail: comite.auditoria@itau-unibanco.com.br • Mailing address: A/C Audit Committee Itaú Unibanco Holding S.A. – Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, 9º Andar, São Paulo – SP – ZIP: 04344-902. Disciplinary actions Failure to comply with the guidelines of this Code of Ethics and Conduct and the Corporate Policy on Integrity, Ethics and Conduct, as well as its procedures and other internal policies, is subject to administrative sanctions established in the Itaú Unibanco Conglomerate’s internal rules. Ethics is non-negotiable, we count on you. Let’s go together! Approved in September 2022 by the Board of Directors. 16